UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___FPCG, LLC d/b/a FocusPoint Private Capital Group___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
___712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A___
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Uroosa Khan	+1-914-414-5917	Ukhan@focuspoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Citrin Cooperman & Company, LLP___
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Conrod_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___FPCG, LLC d/b/a FocusPoint Private Capital Group_____, as of ___12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

DocuSigned by:

David Conrod

D10AFDA7DFBF4A5...

Title:

CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2024

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2024



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FPCG, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC's management. Our responsibility is to express an opinion on FPCG, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC's auditor since 2014.
Florham Park, New Jersey
March 31, 2025

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	553,030
Fees receivable		2,810,123
Prepaid expense and other assets		395,594
Letter of credit		135,460
Due from parent		1,695,758
Due from affiliates		169,079
Right of use asset - operating		162,525
Total assets	$	5,921,569

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	292,568
Operating lease liability		167,229
Total liabilities		459,797
Member's equity		5,461,772
Total liabilities and member's equity	$	5,921,569

See accompanying notes to financial statement.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2024

1. **Organization**

   FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of FPCG Holding SPV, LLC ("FPCG Holding" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 17a-5(d)(4) of the Securities Exchange Act of 1934.

   On November 13, 2023, FPCG, LLC entered into a joinder agreement whereby the Company was acquired by FPCG Holding through a contribution agreement from LANDC Investment LLC. On March 8, 2024, the Company received correspondence from FINRA with regard to its request for approval of a change in ownership whereby FPCG Holding became the Company's new Parent.

2. **Summary of Significant Accounting Policies**

   Cash
   Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

   Basis of Presentation
   The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Fees Receivable
   Fees receivable are stated at their net realizable value. The Company's policy for providing an allowance for credit losses on its fees receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections with its clients and other events that may affect the net realizable value of receivables. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable.

   Financial Instruments – Credit Losses
   The Company measures expected credit losses in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* which requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

2.   Summary of Significant Accounting Policies (Continued)

Financial Instruments – Credit Losses (Continued)
The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and fees receivable), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. At December 31, 2024, there were no allowances for credit losses.

Right of Use Assets and Lease Liabilities
The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency by requiring the recognition of Right of use (ROU) assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company uses the risk-free discount rate at the commencement date in determining the present value of lease payments. The present value of the lease payments was determined using a 5.00% incremental borrowing rate. ROU assets also exclude lease incentives.

Income Taxes
The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent.

The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2024, the tax years that remain subject to examination by the federal, state, and local tax jurisdictions under statute of limitations are 2021 and after.

2.   Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncement
Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment assets as required by ASU 2023-07 for interim periods. In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Recently Issued Accounting Pronouncement
In December 2023, FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent, This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its financial statement and related disclosures.

3.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services outlined in Note 1. The Company has identified its Chief Executive Officer (CEO) as the CODM, who uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The measure of segment assets is reported on the statement of financial condition as total assets.

4.   Concentrations

The Company maintains its cash accounts at two financial institutions. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution.

The Company transacts business with a limited number of parties. Two customers accounted for approximately 69% and 24% of total accounts receivable as of December 31, 2024.

5.   **Commitments and Contingencies**

Leases
The Company has a non-cancelable lease for office space in New York through May 2025. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Operating leases:

Right of use asset - operating	$ 162,525
Operating lease liability	$ 167,229
(computed using a weighted average discount rate of 5%)	

Maturities of lease liabilities as of December 31, 2024, are as follows:

Fiscal Year Ending December:	Operating Lease
2025	$ 169,325
Net minimum lease payments	169,325
Less: imputed interest	(2,096)
Present value of lease liabilities	$ 167,229

Supplemental cash flow information related to leases was as follows:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating lease	$ 406,380

Average lease term and discount rate were as follows:

Weighted-average remaining lease term (in months)	
Operating lease	5
Weighted-average discount rate (%)	
Operating lease	5

Letter of Credit
The Company has deposited with its sublandlord a one-year letter of credit in the amount of $135,460 with automatic annual renewals as security for the Company's leased office space in New York. The letter of credit can be drawn by the lessor in the event the Company defaults in making its monthly rent payments. The letter of credit is secured by an 18-month certificate of deposit amounting to $135,460 which is reflected as letter of credit on the accompanying statement of financial condition.

Litigation Contingencies
From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, the Company is unaware of any legal proceedings pending against the Company. The Company intends to contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

6. **Related Parties**

For the year ended December 31, 2024, the Company distributed approximately $3,500,000 in capital to FPCG Holding, in the normal course of business.

As of December 31, 2024, the Company had a receivable of $1,695,758 due from parent. The Company had a receivable of $169,079 due from affiliates which is included in the accompanying statement of financial condition.

7. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $255,758, which exceeded the required net capital minimum by $235,940. At December 31, 2024, the Company's net capital ratio of aggregate indebtedness to net capital was 1.16 to 1.

8. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through March 31, 2025, the date of the filing of this report, and has determined that there have been no material subsequent events other than disclosed below that occurred during the period that would require recognition or disclosure in the financial statement.

The Company's non-cancelable lease for office space in New York was extended to December 31, 2025, which was executed on February 12, 2025.